[redacted]

14041262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Security Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lynnhaven Parkway Suite 310
(No. and Street)

Virginia Beach (City) VA (State) 23452 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fern E. Vazquez 757 431-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PB Mares, LLP
(Name – *if individual, state last, first, middle name*)

150 Boush Street Suite 400 Norfolk, VA 23510
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 11 2014
REGISTRATIONS BRANCH
17

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc., as of 06/30/2013, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

FERN E. VAZQUEZ
COMMONWEALTH
REGISTRATION NO. 193308
MY COMM. EXPIRES 10/31/2013
OF VIRGINIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Security Management, Inc.

(a wholly owned subsidiary)

Financial Report

June 30, 2013 and 2012

PBMares

ASSURANCE, TAX & ADVISORY SERVICES

TABLE OF CONTENTS

PBMares℠

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Financial Security Management, Inc. (a wholly owned subsidiary) as of June 30, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Security Management, Inc., as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

The financial statements of Financial Security Management, Inc. as of June 30, 2012 were audited by Witt Mares, PLC, who merged with PBGH, LLP to form PBMares, LLP as of January 1, 2013, and whose report dated August 27, 2012, expressed an unmodified opinion on those statements.

PBMares, LLP

Norfolk, Virginia
August 8, 2013

FINANCIAL STATEMENTS

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Financial Condition

June 30, 2013 and 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 20,770	$ 127,439
Investments	200,928	79,528
Commissions receivable	98,605	52,824
Accounts receivable - related party	40,580	40,580
Prepaid expenses	26,307	23,816
Property and equipment, net	34,342	26,892
Total assets	$ 421,532	$ 351,079
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions payable	$ 71,988	$ 35,693
Accrued expenses	3,375	-
Accounts payable - related party	2,500	-
Net deferred income taxes	13,514	8,162
Total liabilities	91,377	43,855
STOCKHOLDERS' EQUITY		
Common stock - $10 par value, 5,000 shares authorized, 1,500 shares issued and outstanding	15,000	15,000
Additional paid-in capital	91,667	91,667
Retained earnings	223,488	200,557
Total stockholders' equity	330,155	307,224
Total liabilities and stockholders' equity	$ 421,532	$ 351,079

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.
Statements of Operations
Years Ended June 30, 2013 and 2012

	2013	2012
COMMISSION INCOME	$ 2,325,631	$ 1,718,929
EXPENSES		
Commissions and bonuses	1,800,500	1,205,063
Management fees	402,600	447,864
Professional fees	25,204	21,894
Taxes and licenses	36,064	33,221
Office expense	20,971	13,702
Depreciation	10,888	13,302
Amortization	-	361
Total expenses	2,296,227	1,735,407
Operating income (loss)	29,404	(16,478)
OTHER INCOME (EXPENSE)		
Dividend income	533	335
Realized and unrealized gain (loss) on investment and equipment	(1,654)	(279)
Total other income (expense)	(1,121)	56
Income (loss) before income taxes	28,283	(16,422)
INCOME TAX BENEFIT (PROVISION)	(5,352)	4,034
NET INCOME (LOSS)	$ 22,931	$ (12,388)

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Changes in Stockholders' Equity

Years Ended June 30, 2013 and 2012

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings
June 30, 2011	1,500	$ 15,000	$ 91,667	$ 212,945
Net loss	-	-	-	(12,388)
June 30, 2012	1,500	15,000	91,667	200,557
Net income	-	-	-	22,931
June 30, 2013	1,500	$ 15,000	$ 91,667	$ 223,488

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Cash Flows

Years Ended June 30, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 22,931	$ (12,388)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	10,888	13,302
Amortization	-	361
Realized loss from disposal of equipment	2,521	-
Net realized and unrealized loss (gain) on investments	(867)	279
Dividends reinvested to purchase investments	(533)	(336)
Changes in assets and liabilities:		
Deferred income taxes	5,352	(4,034)
Commissions receivable	(45,781)	(1,405)
Prepaid expenses	(2,491)	(8,880)
Accrued expenses	3,375	-
Commissions payable	36,295	47
Accounts payable - related party	2,500	-
Net cash provided by (used in) operating activities	34,190	(13,054)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of investments	(120,000)	-
Purchase of property and equipment	(20,859)	(9,345)
Net cash used in investing activities	(140,859)	(9,345)
Net decrease in cash and cash equivalents	(106,669)	(22,399)
CASH AND CASH EQUIVALENTS		
Beginning	127,439	149,838
Ending	$ 20,770	$ 127,439
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid during the year for:		
Income taxes	$ 7,500	$ 6,240
SUPPLEMENTAL DISCLOSURE NON-CASH INVESTING ACTIVITIES		
Proceeds from sale of investments used to purchase investments	$ 29,881	$ -

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Security Management, Inc. (the "Company") is a limited broker/dealer dealing solely in mutual funds, variable annuities, and variable insurance products, and is located in the Commonwealth of Virginia. It is a wholly owned subsidiary of Financial Security Companies, LLC (FSC). The Company operates branch offices in Virginia, North Carolina, and Connecticut.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, all highly liquid investments purchased with maturities of three months or less are considered to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives of five years using the straight-line method for financial reporting purposes.

Affiliates and Ownership

On August 18, 2003, the Company's stockholders formed Financial Security Companies, LLC, a Virginia limited liability company. FSC wholly owns Financial Security Management, Inc., and also wholly owns affiliates Financial Security Group, Inc. (FSG) and Financial Security Advisory, Inc. (FSA). The Company's former stockholders are now members of FSC. These financial statements do not include accounts and transactions of these affiliates.

Recognition of Revenue and Expenses

The Company reports its commission income and expense on a settlement date basis.

Commissions Receivable

The Company utilizes the allowance method to recognize potential losses on commissions receivable. There were no accounts which management considered uncollectible at June 30, 2013 and 2012 and, accordingly, no allowance was considered necessary.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Investments

The Company's investments consist of trading securities that are primarily money market mutual funds. Securities that are held for short-term resale are classified by management as "trading securities". Accordingly, realized and unrealized gains and losses are reported within the statements of operations as other income or expense.

Income Taxes

The Company uses the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the basis of assets and liabilities for financial statement and income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences relate to the use of accrual basis accounting for financial statement purposes and cash basis accounting for income tax purposes and future capital and net operating loss deductions for income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The capital loss carryforwards of $2,298 expire in 2013 through 2017. The net operating loss carryforward of $6,195 will expire in 2032.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Uncertainty in Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of the guidance to its financial statements. Management is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax provisions as of June 30, 2013 and 2012. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed. With few exceptions, the Company is no longer subject to income tax examinations by federal, state, or local authorities for years before 2009.

The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and other expenses, respectively.

NOTE 2. INCOME TAXES

The provision for income taxes is as follows:

	2013	2012
Current:		
Federal	$ -	$ -
State	-	-
Deferred:		
Federal	3,606	(2,677)
State	1,746	(1,357)
Income tax (benefit) provision	$ 5,352	$ (4,034)

The Company's total deferred tax assets and liabilities are as follows:

Total deferred tax assets	$ 2,476	$ 6,093
Less valuation allowance	-	-
	2,476	6,093
Total deferred tax liabilities	(15,990)	(14,255)
Net deferred tax liability	$ (13,514)	$ (8,162)

These amounts have been presented in the Company's financial statements as follows:

Deferred income taxes, current	$ (8,452)	$ (4,408)
Deferred income taxes, noncurrent	(5,062)	(3,754)
Net deferred tax liability	$ (13,514)	$ (8,162)

The Company's portion of deferred tax liabilities is attributable to accumulated tax depreciation exceeding accumulated book depreciation. The deferred tax asset is attributable to net operating and capital loss carry forwards and timing differences related to book and tax depreciation expenses. Based on management's analysis of available evidence, it has determined that it is "more likely than not" that the Company's deferred income tax assets as of June 30, 2013 and 2012 will be fully realized and, therefore, no valuation allowance was recorded.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2013 and 2012 consists of the following:

	2013	2012
Computer and office equipment	$ 46,715	$ 51,559
Computer software	36,725	36,725
Less: accumulated depreciation	(49,098)	(61,392)
Net property and equipment	$ 34,342	$ 26,892

NOTE 4. RELATED PARTY TRANSACTIONS

FSG provides office space, supplies and administrative support to the Company. The Company incurred fees of $402,600 and $447,864 to FSG for the years ended June 30, 2013 and 2012. As of June 30, 2013 and 2012, FSG owed the Company $40,580 which constituted an intercompany loan.

As of June 30, 2013, the Company owed FSA $2,500.

NOTE 5. LIABILTIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no subordination agreements.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2013 and 2012, the Company had net capital of $218,488 and $209,033, which was $213,297 and $204,033 in excess of its required net capital of $5,191 and $5,000, respectively. The Company's net capital ratio was .36 to 1 and .17 to 1 at June 30, 2013 and 2012, respectively.

NOTE 7. CONCENTRATIONS

Financial Security Management, Inc. maintains its bank accounts in a financial institution located in Virginia Beach, Virginia as of June 30, 2013 and 2012. At times during the year, the balances in the accounts may exceed the limits insured by the Federal Deposit Insurance Corporation. The Company maintains an investment account which is insured by the Securities Investor Protection Corporation. The account balance did not exceed the SIPC limit during the years 2013 and 2012.

NOTE 8. DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in active markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheets as well as the general classification of such instruments pursuant to the valuation hierarchy.

Trading Securities

Currently, all of the Company's investments are classified as "trading securities" and are valued using Level 1 inputs. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid money market and equity mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of mutual funds with similar characteristics.

NOTE 9. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions for potential recognition or disclosure through August 8, 2013, the date that the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure pursuant to the FASB Accounting Standards Codification.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

June 30, 2013 and 2012

	2013	2012
NET CAPITAL		
Stockholders' equity	$ 330,155	$ 307,224
Net deferred income taxes	13,514	8,162
Total capital and allowable subordinated liabilities	343,669	315,386
Net Capital addbacks and adjustments:		
Accounts receivable - related party	40,580	40,580
Trails receivable, net	14,677	12,315
Prepaid expenses and other assets	60,649	50,708
Haircuts on security positions	9,275	2,750
	125,181	106,353
Net capital	$ 218,488	$ 209,033
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions payable	$ 71,988	$ 35,693
Accrued expenses	3,375	-
Accounts payable - related party	2,500	-
Total aggregate indebtedness	$ 77,863	$ 35,693
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,191	$ 5,000
Excess net capital	$ 213,297	$ 204,033
Ratio: Aggregate indebtedness to net capital	.36 to 1	.17 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS report as of June 30, 2013	$ 221,401	$ 194,218
Allowable credits - deferred income taxes adjustment	5,352	8,162
Haircuts on security positions adjustment	-	986
Non-allowable assets adjustment	9,937	12,986
Audit adjustments to the following accounts:		
Commission income, commission expense, depreciation and income taxes	(18,202)	(7,319)
Net capital per above	$ 218,488	$ 209,033

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2013 and 2012

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2013 and 2012

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

June 30, 2013 and 2012

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

PBMares℠

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

In planning and performing our audit of the financial statements of Financial Security Management, Inc. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PBMares, LLP

Norfolk, Virginia
August 8, 2013